Ex. 14(b)









                             CONSENT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS




The Shareholders and Board of Trustees
Lepercq-Istel Trust:

We consent to incorporation by reference in the Post-Effective Amendment No. 1 to Registration Statement (No. 333-85140) on Form N-14 of the Tocqueville Trust of our report dated February 8, 2002, relating to the statement of assets and liabilities of the Lepercq-Istel Fund, including the schedule of investments as of December 31, 2001, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented which report appears in the December 31, 2001 annual report on Form N-SAR of the Lepercq-Istel Trust.

                                   /s/KPMG LLP

Chicago, Illinois
May 17, 2002